Prospectus Supplement (To Prospectus dated June 15, 2015)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-204980

BGC PARTNERS, INC.

24,042,599 Shares of Class A Common Stock

This prospectus supplement updates certain information included in our prospectus, dated June 15, 2015, and should be read together with that prospectus. Defined terms used but not defined in this prospectus supplement are used as defined in the prospectus. The section in the prospectus entitled “Selling Stockholders” is hereby revised in its entirety to read as follows:

SELLING STOCKHOLDERS

On April 13, 2015, we issued to Cantor 24,042,599 shares of our Class A common stock in connection with the conversion of $150 million of our Convertible Senior Notes. We have agreed to register for resale at our expense these 24,042,599 shares pursuant to a registration rights agreement entered into by us with Cantor. These shares are registered for resale in the registration statement of which this prospectus (as updated by applicable prospectus supplements) forms a part.

These 24,042,599 shares of our Class A common stock included in this prospectus may be offered and sold from time to time through this prospectus by Cantor for its own account or by certain pledgees, donees, distributees, counterparties, transferees, or other successors in interest of the shares, including banks or other financial institutions which may enter into stock pledge, stock loan, or other financing transactions with Cantor or its affiliates, as well as by their respective pledgees, donees, distributees, counterparties, transferees, or other successors in interest, which we refer to collectively as the “Selling Stockholders.” Any such additional Selling Stockholders may be named herein or by an additional prospectus supplement.

The primary purpose of this prospectus is to enable the resale of these shares of our Class A Common Stock held by Cantor by certain pledgees and counterparties of Cantor or its affiliates, which may be named as Selling Stockholders in a prospectus supplement to the extent required, in order to facilitate certain stock pledge, stock loan, and other financing transactions by or on behalf of Cantor or its affiliates from time to time. Although nominally listed as a Selling Stockholder, Cantor is not currently expected to be selling any of the shares for its own account through this prospectus, although it may choose at any time to engage in such sale transactions.

The Selling Stockholders may sell the shares of our Class A common stock included in this prospectus from time to time directly to purchasers, through underwriters, to dealers, or through agents, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at privately negotiated prices. Such sales may be made from time to time on a delayed or continuous basis.

Pursuant to a registration rights agreement we entered into with Cantor in connection with the sale of the Convertible Senior Notes, we have agreed to register at our own expense the 24,042,599 shares of our Class A common stock that may be offered and sold through this prospectus. Accordingly, we have filed with the SEC a registration statement, of which this prospectus forms a part, for the resale of these 24,042,599 shares.

The table below provides Selling Stockholder information as of December 10, 2015. Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of shares registered on its behalf. A Selling Stockholder may sell all, some or none of such shares in this offering. See “Plan of Distribution.”

For more information regarding Cantor and any material relationships that it has with us, see “Certain Relationships and Related Transactions” and “Management—Directors and Executive Officers” in our latest Annual Report on Form 10-K, as updated in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which is incorporated herein by reference.

Cantor has sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by it. The principal address of Cantor is 499 Park Avenue, New York, New York 10022.

The table below does not set forth separately the 34,799,362 shares of our Class B common stock owned by Cantor, which represent 99.9% of the shares of Class B common stock outstanding. Shares of Class B common stock are convertible into shares of our Class A common stock at any time in the discretion of the holder on a one-for-one basis (subject to adjustment). In addition, the table does not set forth separately Cantor’s rights to acquire 34,649,693 shares of Class B common stock upon exchange of BGC Holdings exchangeable limited partnership units or upon exchange of shares of Class A common stock pursuant to an exchange agreement that we entered into with Cantor on June 5, 2015, which we refer to as the “exchange agreement.” As referenced in footnote (1) to the table below, a total of 50,558,414 BGC Holdings exchangeable limited partnership units are exchangeable by Cantor with us at any time for shares of Class B common stock (or at Cantor’s option, or if there are no additional authorized and unissued shares of Class B common stock, Class A common stock) on a one-for-one basis (subject to adjustment). As of December 10, 2015, there were 34,649,693 authorized and unissued shares of Class B common stock.

	Shares of Class A Common Stock Beneficially Owned Prior to This Offering				Shares of Class A Common Stock Being Sold in This Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following This Offering
Names of Selling Stockholders	Shares		%		Shares	Shares	%
Cantor Fitzgerald, L.P. (1)(2)	110,354,814	(1)(2)	36.3	%(3)	24,042,599	86,312,215	28.4	%(4)

(1)	Consists of (i) 24,997,038 shares of our Class A common stock held by Cantor, (ii) 34,799,362 shares of Class A common stock acquirable by Cantor upon conversion of 34,799,362 shares of our Class B common stock, and (iii) 50,558,414 shares of Class A common stock acquirable by Cantor upon exchange of 50,558,414 BGC Holdings exchangeable limited partnership units. These amounts include an aggregate of 15,860,838 distribution rights shares consisting of (A) 14,064,735 April 2008 distribution rights shares and (B) 1,796,103 February 2012 distribution rights shares, which may generally be distributed by Cantor to certain current and former Cantor partners upon their request. The 919,526 shares of Class A common stock owned by Cantor and not registered for resale pursuant to this prospectus are separately registered (Registration Statement No. 333-175034) for resale by Cantor partners who receive distribution rights shares in distributions from Cantor.
(2)	Pursuant to a credit agreement, dated as of December 11, 2015, which we refer to as the “credit agreement,” that Cantor has entered into with BMO Harris Bank, N.A., which we refer to as the “Bank,” Cantor may pledge to the Bank shares of our Class A common stock held by Cantor that are subject to this prospectus as security for all obligations of Cantor to the Bank under the credit agreement. Upon an event of default under the credit agreement, the Bank may sell the pledged shares of Class A common stock as a Selling Stockholder pursuant to this prospectus. Pursuant to the formula set forth in the credit agreement, if the entire amount of available funds under the credit agreement were drawn down by Cantor on the date hereof, Cantor could pledge to the Bank up to 10,158,731 shares of Class A common stock based on the last reported sales price of the Class A common stock of $9.45 on the Nasdaq Global Select Market on December 10, 2015, as to which shares the Bank could be a Selling Stockholder.
(3)	Percentage based on (i) 218,369,761 shares of our Class A common stock outstanding, (ii) 34,799,362 shares of Class A common stock acquirable by Cantor upon conversion of 34,799,362 shares of our Class B common stock owned by Cantor, and (iii) 50,558,414 shares of Class A common stock acquirable by Cantor upon exchange of 50,558,414 BGC Holdings exchangeable limited partnership units owned by Cantor.
(4)	For purposes of calculating this percentage, we have assumed that, after the offering is completed, the number of shares of our Class A common stock outstanding will be 218,369,761. Based on this assumption, percentage based on (i) 218,369,761 shares of Class A common stock outstanding, (ii) 34,799,362 shares of Class A common stock acquirable by Cantor upon the conversion of 34,799,362 shares of our Class B common stock and (iii) 50,558,414 shares of Class A common stock acquirable by Cantor upon the exchange of 50,558,414 BGC Holdings exchangeable limited partnership units. The actual numbers of shares of Class A common stock issued to Cantor upon the conversion of shares of Class B common stock and exchange of BGC Holdings exchangeable limited partnership units may differ from those assumed in this footnote (4). Lastly, we have assumed that no shares of Class A common stock will have been exchanged by Cantor for shares of Class B common stock pursuant to the exchange agreement.

The date of this prospectus supplement is December 14, 2015.

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